June 10, 2008

VIA EDGAR

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:  Gramercy Capital Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007 (“Form 10-K”)

Filed on March 17, 2008

File No. 001-32248

Dear Ms. Van Doorn:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. John B. Roche of the Company, dated May 29, 2008 (the “May 29 Letter”) which represented additional comments from the Staff to the Company’s letter dated May 23, 2008.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the May 29 Letter, and is followed by the corresponding response of the Company.  We have provided to each of you and Wilson K. Lee, a courtesy copy of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 — Significant Accounting Policies

Commercial Mortgage Backed Securities, page 101

1.             We have considered your response to our prior comment 2 related to your held-to-maturity CMBS portfolio and have the following additional comments:

•                  Your response indicates that at the time of transfer of the CMBS held to maturity portfolio in November 2007 there was no evidence of deterioration of the securities’ creditworthiness and that the forecasted cash flows had not changed from the company’s original underwriting and the underlying collateral was performing as expected.  We also note that there was not a significant decline in fair value as of December 31, 2007.  Explain how the company considered the approximate 20% decline in fair value experienced in the first quarter of 2008, related to the appropriateness of the held to maturity classification and the ability of the company to fully recover its investment.

•                  It is unclear from the information on page 17 of the company’s Form 10-Q whether the decline in fair value of the held to maturity CMBS portfolio from December 31, 2007 was due solely to market conditions with there being no change in the expected cash flows from the CMBS securities or credit impairment.  The references to general reasons for declines in fair value does not explain what the company’s actual experience was that led to the decline in fair value.  Your response should clarify the extent to which the decline in fair value is attributable to market conditions, expected cash flows and credit deterioration.

Response:     In response to the Staff’s comment, the Company’s fair value of all bonds rated “AA” or higher was based upon marks obtained from global investment banks with significant experience in new issue and secondary trading of these securities.  As of March 31, 2008, bonds rated “AA” or higher comprised approximately 93% of the Company’s CMBS portfolio. For bonds rated below AA, their fair value was based upon a model utilizing a pricing source and CMBX spreads for the underlying securities.  The decline in the fair value of the Company’s CMBS portfolio was related entirely to market conditions. Given the contagion with other fixed income markets, namely, the residential sector, CMBS credit spreads widened substantially during the quarter.  The Company noted in its review of marks obtained from investment banks that AAA spreads widened from 90 basis points to 200 basis points during the first quarter of 2008.  As of March 31, 2008, AAA spreads were trading 150 basis points wider than the three year average of 47.1 basis points.

As of March 31, 2008, there was no evidence of deterioration of the securities’ creditworthiness.   None of the bonds in the Company’s CMBS portfolio had experienced a downgrade and none were under negative credit watch. As of March 31, 2008, the forecasted cash flows of the underlying securities of the Company’s CMBS portfolio have not changed from the Company’s original underwriting and the underlying collateral was performing as expected.  The Company has financed substantially all of its CMBS portfolio in its existing CDOs which provide long-term financing.  Based upon these factors, the Company concluded that the decline in fair value is temporary and that it has both the ability and intent to hold the securities until they fully recover in value.  Accordingly, the Company concluded that the held to maturity classification is appropriate as of March 31, 2008.

As of March 31, 2008, the decline in fair value was solely attributable to the current market dislocation in the residential sector which has given an overall negative bias to other real estate securities such as the CMBS owned by the Company.  None of the bonds in the Company’s CMBS portfolio had experienced a downgrade and none were under negative credit watch. As of March 31, 2008, the forecasted cash flows of the underlying securities of the Company’s CMBS portfolio have not changed from the Company’s original underwriting and the underlying collateral was performing as expected.   The Company will make appropriate revisions to all

future filings to describe if declines in fair value are attributable to market conditions, expected cash flows and/or credit deterioration, where applicable.

2.             We have read your response to comment 3 related to your obligation to repurchase loans under certain circumstances.  Based on your response, we understand that the loans subject to these recourse provisions were transferred in securitization transactions accounted for as financings under SFAS 140 and therefore the loans are still recorded by the company.  Please clarify why you believe you are not required to record a provision for the loss you would incur upon the requirement to perform under this recourse obligation under either FIN 45 or SFAS 5.  In addition, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of the loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform.  In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired from the CDO securitization.

Response:     In response to the Staff’s comment, the requirement to repurchase loans is in connection with the Company’s three existing CDOs, all of which are consolidated on its financial statements.  The recourse obligation is between the Company and its fully consolidated CDO subsidiaries.  Accordingly, the existence of the repurchase obligation would not result in a loss on our consolidated financial statements.  The Company evaluates its consolidated portfolio for the purposes of establishing loan loss reserves.   If upon completion of the Company’s evaluation, the estimated fair value of the underlying collateral securing the loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for possible loan losses.  The allowance for each loan is maintained at a level that the Company believes is adequate to absorb probable losses and includes consideration of contingencies, some of which may be related to the condition present that would require a repurchase from our CDO Subsidiaries.

From inception to the date of this response, the Company has not been required to repurchase any loans from our CDOs related to breaches of representation and warranties made.  If the Company were required to perform under this obligation, this may require a significant allocation of unrestricted cash to restricted cash.  The Company has made this disclosure as it believes that it is important to highlight that the use of the Company’s working capital for this purpose may adversely affect its liquidity position, financial condition and operating results.

Note 6 — Investments in Unconsolidated Joint Ventures, pages 115-116

3.             We note your response to comment 4 and request that you correspond directly with the Division’s Chief Accountant’s Office regarding your request for a waiver of the financial statements required under Rule 3-09 of Regulation S-X.

Response:     In response to the Staff’s comment, the Company has prepared separate correspondence directly with the Division of Corporate Finance’s Chief Accountant’s Office.

Please feel free to contact me at (212) 297-1038 should you require additional information or have any questions.

Very truly yours,

/s/ John B. Roche
John B. Roche
Chief Financial Officer

cc:	Robert Lehman, CPA
Larry P. Medvinsky, Esq.
Wilson K. Lee